December 4, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (317) 263-7177

David Simon
Chief Executive Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, Indiana 46204

> **Re: Simon Property Group, Inc.**
> **Definitive 14A**
> **Filed April 4, 2007**
> **File No. 001-14469**

Dear Mr. Simon:

We have reviewed your response letter dated October 12, 2007, and have the following comment. Please respond to our comment by December 18, 2007, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your responses to comments nos. 4 and 8. In particular, we note your statement on page 4 of the response letter that the payment of bonuses was tied to a total of 27 different criteria based on corporate, business unit and individual objectives. Further, we note your references in the proxy on pages 32 and 38 to "specified criteria for corporate, business unit (if applicable) and individual (if applicable) objectives" and "the achievement of corporate-level goals." We continue to believe that you should provide in future filings the criteria and performance measures used to determine cash and equity incentives. If you intend to omit any targets or individual objectives used to determine compensation, please specify on a supplemental basis the targets or objectives to be omitted and provide a detailed explanation of why you believe that disclosure of such information is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b).

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: James M. Barkley